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Exhibit 2.6

ASSET PURCHASE AND SALE AGREEMENT

        THIS ASSET PURCHASE AND SALE AGREEMENT ("Agreement") is made as of June 7, 2002, by and between Cable Concepts, Inc., a Washington corporation, doing business as Direct Digital Communications ("Seller") and Priority/RTG1, LLC a Washington limited liability company ("Buyer").

        Seller, through its ownership and operation of the Assets (defined below) provides video and audio programming services to subscribers at certain multiple dwelling unit properties in and around Seattle, Washington. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Assets, subject to the terms and conditions contained in this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement, Seller and Buyer agree as follows:

ARTICLE 1    Definitions of Terms:    As used in this Agreement, the following terms shall have the following meanings:

        1.1    Assets.    All assets, privileges, rights, interests, and claims, real and personal, tangible and intangible, that are owned, leased, held for use, or used exclusively in connection with the cable system or systems(s) operated by Seller at the Properties listed on Schedule 1.1a and in which Seller has any right, title, or interest or acquires any right, title or interest on or before the Close, including Real Property, Tangible Personal Property, Governmental Permits, System Contracts, System Licenses, Books and Records and Other Intangibles, and all equipment used to provide video and audio services to the Property including but not limited to satellite and cable receiving equipment, electronics, off air processors and antennas, head-end equipment, junction boxes, equipment and racks, conduit, distribution plant, wiring, coax cabling, fiber cable, and drop wire as specifically described in the ROE, located at the Property and any other equipment that would constitute the assets of the operating system, and further including the right to use Seller's SMATV license with DirecTV without markup by or profit to Seller, but excluding any Excluded Assets as described on Schedule 1.1a.

        1.2    Books of Record.    All engineering records, files, data, drawings, blueprints, schematics, reports, lists, plans and processes and all other non-privileged files and correspondence, lists, records and reports concerning the Assets, signal and program carriage and dealings with governmental authorities, including if any all reports filed by or on behalf of Seller with the FCC which relate to the Assets and statements of account filed by or on behalf of Seller with the U.S. Copyright Office which relate to the Assets.

        1.3    Closing Date.    The Closing Date shall be June 14, 2002, unless extended pursuant to Section 2.2(a) hereto, but not later than June 30, 2002, unless the Parties may mutually agree to extend beyond such date in writing.

        1.4    FAA.    The Federal Aviation Administration or any successor agency.

        1.5    FCC.    The Federal Communications Commission or any successor agency.

        1.6    GAAP.    Generally accepted accounting principles as in effect from time to time in the United States of America.

        1.7    Government Entity.    Any federal, state, local or municipal court, government or governmental or administrative department, commission, instrumentality, board, agency or authority including, without limitation, the United States Internal Revenue Service and other taxing authorities.

        1.8    Governmental Permits.    All System Licenses, franchises, approvals, authorizations, permits, licenses, easements, registrations, qualifications, leases, variances and similar rights obtained from any Governmental Authority with respect to the Assets, including those set forth, if any, on Schedule 1.8.

        1.9    Legal Rules.    Any applicable permits, writs, judgments, injunctions, decrees or awards, statute, ordinance, code or other rule, regulation, tariff or order enacted and followed by any governmental authority with jurisdiction over the Assets, including without limitation the rules and regulations of the FCC.

        1.10    Lien.    Any security interest, security agreement, financing statement filed with any governmental authority, conditional sale or other title retention agreement, any consignment or bailment given for purposes of security, any mortgage, lien, judgment, assessment, indenture, pledge, option, charge or encumbrance, constructive trust or other trust which constitutes an interest in or claim against property relating to an unpaid financial obligation.

        1.11    Litigation.    Any action, suit, proceeding, arbitration, mediation, or hearing.

        1.12    Losses.    Any claims, losses, liabilities, damages, penalties, costs and expenses, including interest that may be imposed in connection therewith, expenses of investigation, reasonable fees and disbursements of counsel and other experts and the cost to any Person making a claim or seeking indemnification under this Agreement with respect to funds expended by such Person by reason of the occurrence of any event or the existence or assertion of any Liens (other than Permitted Liens) with respect to which indemnification is sought, except Losses incurred by a party or on behalf of such party in asserting any claim for indemnification against the other party where it is ultimately determined (including by agreement of the Parties) that such Party is not entitled to indemnification.

        1.13    Other Intangibles.    All intangible assets other than Governmental Permits, System Contracts and System Licenses, including subscriber lists, accounts receivable, claims (excluding any claims relating to Excluded Assets), and going concern value, if any, that are owned, held for use or used exclusively in connection with the Assets.

        1.14    Permitted Lien.    The following Liens: (a) liens for taxes, assessments and governmental charges not yet due and payable; (b) zoning laws and ordinances and similar Legal Requirements; and (c) any and all regulatory rights reserved to any governmental authority, and (d) the liens set forth on Schedule 1.14.

        1.15    Person.    Any natural person, governmental entity, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association or unincorporated entity of any kind.

        1.16    Property.    The properties (each a "Property") served by the Assets, consists of:

Brighton Ridge	(264 Units Nonexclusive Roe)
Cascade View	(64 Units Exclusive Roe)
Center Court	(18 Units Nonexclusive Roe)
Crystal Cove	(311 Units Exclusive Roe)
Fifth & Roy	(36 Units Exclusive Roe)
Pasa Fino	(180 Units Joint Venture Roe)
Pinnacle @ Lake Washington	(180 Units Exclusive Roe)
Rivers Edge	(36 Units Joint Venture Roe)
Sunrise Point	(329 Units Nonexclusive Roe)
Village Square	(94 Units Joint Venture Roe)
Waterford Square	(21 Units Nonexclusive Roe)

        1.17    Real Property.    The easements, leaseholds, and similar real property rights and interests granted in the ROE Agreements.

        1.18    Required Consents.    All material authorizations, approvals, consents, and waivers required under Governmental Permits, System Contracts, and System Licenses for Seller to transfer the Assets to Buyer free and clear of all Liens except Permitted Liens in accordance with this Agreement, a list of which is set forth on Schedule 1.18.

        1.19    ROE Agreements.    The System Contracts that are the right of entry agreements related to the Properties which are attached as Schedule 1.19.

        1.20    Schedules.    The disclosure schedules attached to this Agreement.

        1.21    Seller's Knowledge.    The current actual knowledge of Gary Langendoen, Mark Dorothy, the Seller's CEO and the Seller's COO.

        1.22    Services.    The video and audio programming services provided at the Property.

        1.23    Subscriber.    For purposes of this agreement a subscriber is an Equivalent Subscriber, the number of which is calculated by taking the total cash flow from all monthly re occurring subscriber revenue sources, subtracting the total programming and revenue share costs, discounting for length of the ROE agreements that are less than ten years, discounting for any joint venture agreements and dividing this result of the above formula by twenty two dollars ($22) margin.

        1.24    System Contracts.    All written contracts and agreements, amendments and copies of related recordings including the ROE Agreements related to the Properties, held for use or used exclusively in connection with operation of the Assets, which are all listed on Schedule 1.24a. System Contracts shall include if any retransmission consent agreements and programming agreements excluding any Excluded System Contracts listed in Schedule 1.24b.

        1.25    System Licenses.    The intangible cable television channel distribution rights, cable television relay service (CARS), business radio earth station and other licenses, copyright notices and other licenses, authorizations, consents or permits issued by the FCC or any other governmental authority or Person in connection with the ownership and use of the Assets (other than System Contracts), which are listed on Schedule 1.25.

        1.26    Tangible Personal Property.    All privileges, rights, interest, claims, tangible and intangible personal property, right of entry agreements ("ROE"), all required licenses and permits to operate the systems at the Properties, and including towers, tower equipment, satellite dishes, DBS satellite and cable receiving equipment, all coax cable, all fiber cable, all drop cable as described in the ROE agreements, all subscribers and set-tops, all subscriber deposits, aboveground and underground cable, distribution systems, as-built maps, switching equipment, head-end amplifiers, line amplifiers, microwave equipment, converters, testing equipment, and all other equipment, contracts, or other assets employed or required to be employed to actively operate and profit from the Systems. Tangible Personal Property shall also include the tangible personal property assets listed on Schedule 1.26.

        1.27    Third Party.    With respect to Seller, any Person other than Seller and its Affiliates; with respect to Buyer, any Person other than Buyer, and its Affiliates.

        1.28    Unit.    The total number of individual dwelling units at the Properties that can receive cable television service through the operation of the Assets, which numbers are set forth in Schedule 1.28.

ARTICLE 2    Purchase and Sale

        2.1    Purchase and Sale of Assets.    Subject to the terms and conditions of this Agreement, on the Closing Date, Buyer hereby agrees to purchase from Seller, and Seller hereby agrees to sell and transfer to Buyer, all of Seller's right, title, and interest in and to all of the Assets.

        2.2    Purchase Price and Payment.

          (a)  The consideration to be paid for the Assets (the "Purchase Price") shall be Two Hundred Thirty Thousand Dollars ($230,000). The purchase price, subject to adjustments as hereinafter provided, shall be payable as follows:

              (i)  Buyer shall pay to Seller Two Hundred Thousand Dollars ($200,000) at closing in immediately available funds to the account or accounts designated in writing by Seller to Buyer not less than three days prior to the Closing Date. The Purchase Price is determined by the valuation formula as described on Schedule 2.2a. The Purchase Price valuation formula is based on system and subscriber information represented by Seller as true and accurate. In the event that the system and subscriber information supplied by Seller has changed on or prior to the Closing Date, the then current system and subscriber information on the Closing Date will be used to increase or decrease the Purchase Price. In the event that Seller is unable to satisfy the delivery condition set forth in Section 7.1(c) with respect to any Property, Buyer shall reduce the amount of the Purchase Price due at closing based on the number of Subscribers at such Property multiplied by $600 (the "Closing Holdback"), and place such amount in escrow in accordance with Section 2.2(a)(ii). At such time as Seller is able to satisfy the delivery condition set forth in Section 7.1(c) with respect to such Property, Buyer or Seller will authorize the Escrow Agent to promptly disburse from escrow the amount of the Closing Holdback with respect to such Property to Seller.

            (ii)  In addition to any Closing Holdback, Buyer shall place in escrow acceptable to both parties Thirty Thousand Dollars ($30,000) (the "Escrow Amount") at closing. The Escrow Amount, together will all interest thereon, will be distributed to Buyer or Seller ninety (90) days following the Closing Date (the "Adjustment Date") pursuant to the terms of the escrow agreement attached hereto in the form of Exhibit 2.2 (the "Escrow Agreement").

          (b)  Adjustments on a per diem basis, calculated as of the Closing Date, will be made for all prepaid expenses, accrued expenses (including real and personal property taxes), copyright fees and franchise or license fees or charges, prepaid income, Subscriber prepayments and accounts receivable, all as determined in accordance with GAAP consistently applied (collectively the "Current Items" and the net amount in favor of either Buyer or Seller of such Current Items, once determined in accordance with the procedures herein, is referred to as the "Current Items Adjustment"), and all expenses and income for the period through and including the Closing Date are for the account of Seller and all expenses and income attributable to the operation of the Assets for the period after the Closing Date are for the account of Buyer. Revenues received by Buyer after the Closing Date properly attributable to periods before the Closing Date will be credited to the account of Seller. All liabilities arising out of advance payments to, or funds of third parties on deposit with Seller relating to the Properties, including advance payments and deposits and any accrued interest on such deposits for converters, encoders, decoders, cable television service and related sales, will be credited to the account of Buyer. Buyer and Seller shall use good faith efforts to determine the actual Current Items Adjustment within 30 days after the Closing Date. If Buyer and Seller are unable to agree on the actual Current Items Adjustment within 30 days after Closing, the disputed portion of the Current Items Adjustment shall be determined by a partner in a major accounting firm with substantial cable television audit experience but which is not an auditor of either Buyer or Seller (the "Qualified Auditor") and the determination of the Qualified Auditor shall be final and binding upon the parties. If Buyer and Seller cannot agree with respect to selection of the Qualified Auditor, Buyer and Seller shall each select an auditor and those two auditors shall select the Qualified Auditor whose determination shall be final and binding upon the parties. Buyer and Seller shall bear equally the expenses arising in connection with the determination of the Qualified Auditor. Not earlier than two days prior to the Adjustment Date (or if the Current Items Adjustment has not been determined at that time, not later than five days following the determination of the Current Items Adjustment) Seller and Buyer, shall send to Escrow Agent a certificate detailing the Current Items Adjustment (the "Certificate"). The Certificate shall also include a determination of the amount that Buyer is liable to DirecTV for chargebacks on the rebates granted to Seller for each DirecTV subscriber account transferred to Buyer hereunder (the "Chargeback Amount"). Seller shall be liable to Buyer for the Chargeback Amount and it shall be paid for as set forth herein. On the Adjustment Date, if the sum of the Current Items Adjustment and the Chargeback Amount, as set forth in the Certificate, details a net amount in favor of Buyer, Escrow Agent shall disburse to Buyer the amount set forth in the Certificate as the sum of the Chargeback Amount and the Current Items Adjustment and shall disburse the remainder of the Escrow Amount to Seller, in accordance with the Escrow Agreement. If the net sum of the Current Items Adjustment and the Chargeback Amount, as set forth in the Certificate, details a net amount in favor of Seller, then, on the Adjustment Date, the Escrow Agent shall disburse the Escrow Amount to Seller and Buyer shall pay to Seller, in cash or by wire transfer, an amount equal to the sum of Current Items Adjustment as reduced by the Chargeback Amount.

          (c)  All deposits relating to the business and operations of Seller that are held by third parties as of the Closing Date for the account of Seller or as security for the performance of any of Seller obligations, including deposits on leases and deposits for utilities, will be credited to the account of Buyer in their full amounts and all rights thereto will be transferred to the Buyer.

          (d)  Buyer will be entitled to all amounts received on all accounts receivable that exist as of the Closing Date for services to be rendered after the Closing Date and such amounts shall be applied first toward the newest obligation owed by the Subscriber.

        2.3    Conversion.    Beginning on the Closing Date, the parties will begin transferring the provision of the Services from the Seller to the Buyer. The parties shall make reasonable efforts to ensure an orderly transition of the Services and complete the transition in four (4) business days.

        2.4    Allocation of Purchase Price.    The Purchase Price shall be allocated as shown in Schedule 2.4 attached herein.

ARTICLE 3.    ASSUMED LIABILITIES AND EXCLUDED ASSETS

        3.1    Assumed Obligations and Liabilities.    Prior to or at Closing, Seller will assign and contribute to Buyer and Buyer will assume the following, to the extent related to the Assets (a) accrued obligations and liabilities relating to periods after the Closing Date; and (b) those obligations and liabilities of Seller to its customers at the Properties for (i) subscriber deposits held by Seller as of the Closing Date and delivered to Buyer, and (ii) advertising and other advance payments as of the Closing Date which are credited to Buyer at Closing except to the extent that such obligations or liabilities relate to any Excluded Asset (the "Assumed Obligations and Liabilities").

        3.2    Excluded Assets.    "Excluded Assets" means those assets that will not be transferred by Seller to Buyer and include all: (a) insurance policies and rights and claims thereunder; (b) bonds, letters of credit, surety instruments and other similar items and any stocks, bonds, certificates of deposit and similar investments of Seller; (c) cash and cash equivalents, notes receivable and subscriber accounts receivable owed Seller prior to the Closing Date; (d) trademarks, trade names, service marks, service names, logos and similar proprietary rights;(e) any claims, rights or chooses in action of Seller related to the period prior to the Closing Date (other than subscriber and advertising accounts receivable related to the operation of the Assets), including any Litigation and the proceeds thereof and any claims, rights and interest in and to any refunds of taxes or payments of any nature for the periods prior to the Closing Date, including copyright fees; (f) any Books and Records that Seller is required by any Legal Rule to retain and any books of account, tax reports and returns and the like related to the operation of the Assets, provided that copies of such Books and Records will be retained by Seller and made available to Buyer for review and copying for a period of three years; (g) the Seller's minute books; (h) any employment, union, collective bargaining, compensation, bonus, deferred compensation, non-competition, confidentiality, consulting, agency or management agreements; (i) any agreement, right, asset or property owned, leased or held by Seller that is not specifically used or held exclusively for use in connection with the operation of the Assets; (j) all employees of Seller or any Affiliate of Seller, and any agreements or understandings related thereto including any employee plans; (k) any equipment leased by Seller unless Buyer notifies Seller, at least six (6) Business Days prior to the Closing Date, of Buyer's desire to assume all obligations under the lease and Buyer obtains the lessor's consent, if required, prior to the Closing Date; and (l) such other rights, assets and properties, if any, described on Schedule 3.2.—Excluded Assets.

ARTICLE 4    Representations and Warranties of Seller.    Seller represents and warrants to Buyer the following:

        4.1    Organization, Qualification, Authority, Enforceability, Approvals.    Seller is a corporation duly organized, validly existing and in good standing under the laws of Washington, and has all requisite power and authority to own, lease and use the Assets and to provide the Services to the Properties. Seller has the requisite organizational right, power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or organizational action on the part of Seller. This Agreement has been duly executed and delivered by Seller and constitutes the valid and legally binding obligation of Seller enforceable against Seller in accordance with the terms of the Agreement except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies. Except for and subject to the receipt of the Required Consents related to the ROE Agreements listed in Schedule 1.19, and the public right of way easement related to any under public street wiring, the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby or thereby, does not require any additional consent, notice, authorization or approval of, filing with, or exemption from, any third party or any other Person which has not been made, given or otherwise accomplished.

        4.2    Compliance with Laws and System Contracts.

          (a)  Complete and correct copies of all of the Governmental Permits, all of which are listed on Schedule 1.8, have been or will be delivered by Seller to Buyer. The System Licenses and other Governmental Permits are currently in full force and effect, are not in default and are valid and enforceable under all applicable Legal Requirements according to their terms. There is no legal action, governmental proceeding, or investigation pending or threatened to terminate, suspend or modify any Governmental Permit.

          (b)  Schedule 1.19 contains a complete and accurate copy of all the ROE Agreements related to this Asset Purchase Agreement. Schedule 1.24a contains a complete and accurate list and description of all the System Contracts (other than the System Contracts that are Excluded System Contracts and are listed on Schedule 1.24b). Complete and correct copies of all System Contracts have been or will be provided to the Buyer, and (i) such documents constitute the entire agreement with the other party with respect to the subject matter thereof; (ii) each such System Contract is in full force and effect and constitutes the valid, legal, binding and enforceable obligation of the Seller and Seller is not in breach or default and would not by the lapse of time or giving of notice be in default of any material terms or conditions thereunder;

          (c)  No party has notified Seller of any claim, dispute, or controversy or withheld payments from Seller with respect to any System Contract, which claim, dispute, controversy or withholding of payment could, if such party were to prevail, have a material adverse effect on the System Contract; there are no contingent contractual obligations or liabilities under the ROE Agreements other than as may be described in the ROE Agreements provided to Buyer or reflected in the adjustments made to the Purchase Price; and to Seller's Knowledge, Buyer will be entitled to the same rights that Seller held under the ROE Agreements transferred to Buyer as of the date of this Agreement.

          (d)  Except as may be disclosed in Schedule 4.2d, the ownership, leasing and use of the Assets as they are currently owned, leased and used and the provision of Services by Seller do not violate and will not violate immediately after their sale to Buyer any Legal Requirements, which violation individually or in the aggregate would have a material adverse effect on the operation of the Assets at any Property. Seller has not received written notice of any violation of any Legal Rules applicable to Seller or to the operation of the Assets. Seller is not in default in any material respect under any executive, legislative, judicial, administrative or private ruling, order, writ, injunction or decree which may affect any of the Assets; and Seller is in material compliance with all Legal Rules imposed by any Government Entity having jurisdiction over the Assets, including the FCC and including payments of all applicable copyright fees relating to the Assets.

        4.3    Compliance with Other Instruments.    Except for and subject to receipt of the Required Consents, and other than with respect to the need to provide certain notices under the ROE Agreements identified in Schedule 4.3 (the "Assignment Notices"), the execution and delivery by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not: (a) conflict with or violate any provision of its Certificate of Incorporation or bylaws or, other similar governance document for corporations (b) require any consent, approval or authorization of or filing of any certificate, notice, application, report or other document with any governmental authority or other Person or (c) conflict with, violate, result in a breach of, or constitute a default under (without regard to requirements of notice, lapse of time or elections of other Persons or any combination thereof), any System License or any System Contract or other instrument evidencing any of the Assets to which it is a party or by which Seller or any of the Assets is bound or affected, except for matters that would not individually or in the aggregate, have a material adverse effect on the operation of any of the Assets at a Property or on the ability of Seller to perform its obligations under this Agreement.

        4.4    Title and Encumbrances.    The Seller has good and marketable title to and possession of all of the Assets. The Assets are free and clear of all Liens except Permitted Liens..

        4.5    Operating Statements.    Seller has delivered to Buyer copies of certain operating statements (collectively, the "Operating Statements"). To Seller's Knowledge, the Operating Statements fairly present Seller's results of operation of the Assets for the periods indicated. Attached hereto as Schedule 4.5 are Seller's (i) list of subscribers at the Property and (ii) Property-specific revenue summaries for the periods listed thereon ("Financial Information"). The Financial Information is in accordance with the books and records of Seller and to Seller's Knowledge are true, correct and complete.

        4.6    Tangible Personal Property.    The tangible Personal Property is in good working order and operating condition (ordinary wear and tear excepted), the systems are currently operating and, after the transfer of the Assets, the Buyer will receive the same rights to use the transferred Assets as Seller held. The Assets contain all the items of equipment necessary to provide the Services to the Property. All items of equipment located at the Property have been installed in material compliance with all applicable Legal Rules.

        4.7    Litigation, Taxes, Disclosure.    Except as disclosed on Schedule 4.7, there is no claim, action, litigation, proceeding or investigation pending, or to Seller's knowledge, threatened before any court or Government Entity, nor is there any outstanding judgment, order, decree, award, stipulation or injunction issued by any court or Governmental Entity which may affect any of the Assets or impair the Seller from performing its obligations under this Agreement. All taxes related to the Assets, related to taxable periods or portions thereof ending on or prior to the Closing Date, have been reported and duly paid, collected or withheld and remitted to the appropriate federal, state, and local governmental agency, except for current taxes not due and payable on or prior to the applicable Closing Date.

        4.8    Broker Fees.    Seller has employed Paradigm Marketing Group, Inc. as a broker in connection with this Agreement. All brokerage fees or sales expenses incurred by Seller in connection with the transactions contemplated herein are the responsibility of Seller and will be paid by Seller at Closing. Seller shall supply Buyer a written letter from an authorized principle at Paradigm Marketing Group, Inc. stating that the Broker Fees payment arrangements are satisfactory to the Broker (the "Broker Letter"). The Broker Letter will be submitted to the escrow agent and released to Buyer when the escrow instructions are satisfied.

        4.9    Disclosure.    No representation or warranty by Seller in this Agreement contains or will contain any untrue statement of material fact, or omits or will omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which made.

ARTICLE 5    Representations and Warranties of Buyer.    Buyer represents and warrants to Seller the following:

        5.1    Organization, Qualification, Authority, Enforceability, Approvals.    Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Washington. Buyer has the requisite organizational right, power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Buyer and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or organizational action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and legally binding obligation of Buyer enforceable against Buyer in accordance with the terms of the Agreement. Except for the Required Consents, the execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated hereby or thereby, does not require any additional consent, notice, authorization or approval of, filing with, or exemption from, any third party or any other Person which has not been made, given or otherwise accomplished.

        5.2    Compliance with Other Instruments.    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby shall not (a) result in a breach or violation of any term or provision of, or constitute a breach or default under Buyer's certificate of formation, bylaws; or other similar governance document for limited liability companies or partnerships; under any agreement applicable to Buyer, or (b) violate or result in the violation of any Legal Rule or any order, judgment or decree applicable to or binding upon Buyer.

        5.3    Broker Fees.    No broker, finder or similar agent has been employed by or on behalf of Buyer in connection with this Agreement and Buyer has not entered into an agreement or understanding of any kind with any Person for the payment of any brokerage commission, finder's fee or similar Agreements.

        5.4    Litigation.    To Buyer's knowledge, there is no litigation pending or threatened, which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby.

ARTICLE 6    Additional Covenants

        6.1    Access to Assets.    Prior to the Closing Date, Seller covenants and agrees that it shall give Buyer, and its respective employees and authorized representatives, during normal business hours and with reasonable prior notice, access to all books and records related to the Assets and will furnish to Buyer such financial data, operating data, and other information as Buyer shall reasonably request.

        6.2    Continuity and Maintenance of Operations.    Seller covenants and agrees that it shall, from the date hereof to the Closing Date and through the conversion period with respect to the Assets:

          (a)  operate the Assets in the ordinary course consistent with current practices and, to the extent consistent with such conduct and operation, will use its commercially reasonable efforts to preserve its current business intact in all material respects, including preserving existing relationships with suppliers, customers and others having business dealings with the Seller; and

          (b)  maintain the Tangible Personal Property constituting a part of the Assets in the ordinary course consistent with current practices; (ii) maintain its books, records and accounts with respect to the ownership and operation of its Assets in the usual, regular and ordinary manner on a basis consistent with current practices; and (iii) continue to implement its procedures for disconnection and discontinuance of service to Subscribers whose accounts are delinquent in accordance with those in effect on the date of this Agreement.

        6.3    Adverse Changes.    Prior to the Closing, Seller covenants and agrees that it shall immediately notify Buyer in writing of each adverse change or condition affecting any of the Assets which becomes known to Seller.

        6.4    Maintain Insurance.    Seller covenants and agrees that it shall maintain in full force and effect all insurance policies with respect to the Assets until the Closing Date with limits and coverages consistent with past practices (and in commercially reasonable amounts) and shall not do, permit or allow to be done any act by which any of such insurance policies may lapse or be suspended, impaired or canceled until the date of closing. Seller shall give immediate written notice to Buyer of any material damage to any of the Assets or any of the Properties by fire or other casualty.

        6.5    Confidentiality.    Each party shall keep the terms of this Agreement and the transactions contemplated hereby, and all information provided by the other party in connection herewith, confidential and shall not disclose the same to any other Person except for legal counsel, accountants, lenders, advisers, prospective investors, creditors, and employees on a need-to-know basis in order to carry out the terms of this Agreement. Notwithstanding anything contained in this Section 6.5, any party may disclose information if required by applicable law or court order or in connection with either party's disclosure or reporting obligations under any rule or regulation of the SEC, NASDAQ, FCC or other Government Entity. If this Agreement is terminated, no party shall use any confidential information for any business purpose, and each party will keep confidential any information so obtained.

        6.6    Satisfaction of Conditions.    Seller shall use commercially reasonable efforts to obtain in writing all of the Required Consents and will deliver to Purchaser copies of such Required Consents promptly after they are obtained by Seller. Purchaser will cooperate with Seller in its efforts to obtain the Required Consents. Seller shall use commercially reasonable efforts to cause (i) the representations and warranties set forth in Article 4 and the Schedules and Exhibits herein to be true and correct as of the Closing Date and (ii) the conditions precedent set forth in Article 7 to have been satisfied as of the Closing Date. The Buyer shall use commercially reasonable efforts to cause (i) the representations and warranties set forth in Article 4 and the Schedules and Exhibits herein to be true and correct as of the Closing Date and (ii) the conditions precedent set forth in Article 8 to have been satisfied as of the Closing Date.

        6.7    Further Assurances.    Subsequent to the Closing, Seller will promptly execute and deliver or cause to be executed and delivered such further documents and instruments to effect, consummate, confirm or evidence the transfer to Buyer of the Assets. Seller will execute such documents as may be necessary to assist Buyer in preserving or perfecting its rights in the Assets.

ARTICLE 7    Conditions Precedent to Obligations of Buyer

        7.1    Conditions Precedent of Buyer to Closing.    The obligations of Buyer to consummate the transactions contemplated on the Closing Date are subject to the satisfaction or Buyer's waiver, on or before the Closing Date, of all the following conditions:

          (a)  Seller shall have performed and complied with all covenants, conditions and obligations required by this Agreement to be performed or complied with by Seller on or before the Closing Date.

          (b)  All representations and warranties of Seller contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date.

          (c)  Seller shall have received and shall have delivered to Buyer the Required Consents.

          (d)  Seller shall have tendered to Buyer all documents which Seller is required by Section 9.2(a) to deliver to Buyer, in each case executed.

          (e)  There shall be no pending litigation or government preceding which seeks to restrain or prohibit the consummation of the transactions contemplated by this Agreement or which affects the Assets.

          (f)    There shall have been no material adverse change in the manner of operation of Assets prior to the Closing Date.

          (g)  Seller and Escrow Agent shall have executed and delivered the Escrow Agreement.

        7.2    Risk of Loss.    The risk of loss, damage, or destruction to any of the Assets to be conveyed to Buyer under this Agreement shall be borne by Seller up to the time of Closing.

ARTICLE 8    Conditions Precedent to Obligations of Seller

        8.1    Conditions Precedent of Seller to Closing.    The obligation of Seller to consummate the transactions contemplated on the Closing Date is subject to the satisfaction or Seller's waiver, on or before the applicable Closing Date, of all the following conditions:

          (a)  Buyer shall have performed and complied with all covenants, conditions and obligations required by this Agreement to be performed or complied with by Buyer on or before the Closing Date.

          (b)  All representations and warranties made by Buyer contained in this Agreement shall be true, correct and complete in all material respects on and as though made on the applicable Closing Date.

          (c)  Buyer shall have tendered the Purchase Price and all documents which Buyer is required by Section 9.2(b) to deliver to Seller, in each case executed.

          (d)  There shall be no pending litigation or government proceeding which seeks to restrain or prohibit the consummation of the transaction contemplated by this Agreement.

          (e)  Buyer and Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE 9    Closing

        9.1    Closing.    The closing of the transaction contemplated by this Agreement ("Closing") will be held effective as of the second Business Day following the day in which Seller notifies Buyer all conditions to closing contained in this Agreement, other than those based on acts to be per formed at Closing, have been satisfied or waived. The Parties shall use commercially reasonable efforts to cause Closing to occur as soon as possible and no later that June 30, 2002. Closing will be held via facsimile and overnight courier, or at such place and at such time as the Buyer and Seller agree.

        9.2    Closing Documents.

          (a)  At the Closing, Seller shall deliver to Buyer all of the following:

              (i)  An Officer's Certificate, dated as of the Closing Date, certifying as true and correct the representations and warranties of Seller hereunder as of the Closing Date.

            (ii)  Seller's Certificate of Good Standing issued by the state of organization not more than 14 days prior to closing.

            (iii)  All Books and Records relating to the Assets in a form satisfactory to Buyer.

      Such other documents and instruments as may be reasonably necessary to affect the intent of this Agreement and consummate the transactions contemplated hereby, including but not limited to a documented resolution to the public right of way easement issue regarding cable under the street at the Property.

            (iv)  The Escrow Agreement.

            (v)  The Required Consents.

            (vi)  The Acknowledgement in the form attached hereto as Exhibit 9.2 duly executed by Pace Electronics, Inc.

          (b)  At the Closing, Buyer shall deliver or shall have delivered to Seller the following:

              (i)  An Officer's Certificate, dated as of the Closing Date, certifying as true and correct the representations and warranties of Buyer hereunder as of the Closing Date.

            (ii)  The Purchase Price less the Escrow Amount.

            (iii)  Such other documents and instruments as may be reasonably necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

            (iv)  A Bill of Sale in the form of Exhibit B, and an Assignment and Assumption Agreement in the form of Exhibit C, by which the Assets to be transferred have been transferred to Buyer.

            (v)  The Escrow Agreement.

            (vi)  The Escrow Amount to the Escrow Agent.

ARTICLE 10    Conditions Subsequent—Left Blank Intentionally

ARTICLE 11    Indemnification

        11.1    Indemnification.

          (a)  Seller agrees to indemnify, defend, and hold Buyer harmless against, any and all Losses which Buyer may suffer or incur by reason of or in connection with (i) any breach or default in the performance by the Seller of any covenant or agreement of the Seller contained in this Agreement, (ii) any breach of warranty or inaccurate or erroneous representation made by Seller herein, and (iii) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses arising our of the foregoing.

          (b)  From and after the Closing, Buyer will indemnify, defend and hold Seller harmless from and against any and all Losses arising out of or resulting from (i) any act or omission of Buyer with respect to or any event or circumstance related to the ownership or operation of the Assets, which act, omission, event or circumstance occurred or existed after the Closing Date; (ii) any liability or obligation of Buyer; and (iii) any misrepresentation or breach of a warranty of Buyer contained in this Agreement.

        11.2    Survival of Representations and Warranties.    The representations and warranties of the parties contained herein shall survive for a period of three hundred sixty-five (365) days after the Closing Date (the "Survival Period"). Any claim of breach based upon such representations and warranties must be asserted by a party in a written notice to the other party within the Expiration Period.

        11.3    Third Party Claims.    Promptly after the receipt by either party of a notice of any claim, action, suit or proceeding by any Third Party (collectively, an "Action"), which Action is subject to indemnification under this Agreement, such party (the "Indemnified Party") will give reasonable written notice to the party from whom indemnification is claimed (the "Indemnifying Party"). The Indemnified Party will be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifying Party, within thirty (30) days after the giving of such notice by the Indemnified Party, (a) admits in writing to the Indemnified Party the Indemnifying Party's liability to the Indemnified Party for such Action under the terms of this Article 11, (b) notifies the Indemnified Party in writing of the Indemnifying Party's intention to assume such defense, and (c) retains legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Action. The other party will cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance with this Agreement in any manner that such party reasonably may request. If the Indemnifying Party so assumes the defense of any such Action, the Indemnified Party will have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement of the Action, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless (x) the Indemnifying Party has agreed to pay such fees and expenses, (y) any relief other than the payment of money damages is sought against the Indemnified Party or (z) the Indemnified Party will have been advised by its counsel that there may be one or more defenses available to it which are different from or additional to those available to the Indemnifying Party, and in any such case that portion of the fees and expenses of such separate counsel that are reasonably related to matters covered by the indemnity provided in this Article 11 will be paid by the Indemnifying Party. No Indemnified Party will settle or compromise any such Action for which it is entitled to indemnification under this Agreement without the prior written consent of the Indemnifying Party, unless the Indemnifying Party has failed, after reasonable notice, to undertake control of such Action in the manner provided in this Article 11. No Indemnifying Party will settle or compromise any such Action (A) in which any relief other than the payment of money damages is sought against any Indemnified Party or (B) in the case of any Action relating to the Indemnified Party's liability for any tax, if the effect of such settlement would be an increase in the liability of the Indemnified Party for the payment of any tax for any period beginning after the Closing Date, unless the Indemnified Party consents in writing to such compromise or settlement.

ARTICLE 12    Termination

        12.1    Prior to Closing.    This Agreement may be terminated at any time prior to the Closing:

          (a)  by mutual agreement of Buyer and Seller;

          (b)  by either Buyer or Seller at any time (if such party itself is not then in material breach of any of its covenants, agreements or other obligations contained in this Agreement), if the other is in material breach or default of any of its covenants, agreements or other obligations herein or if any of its representations herein is not true in all material respects when made, if the non-breaching party provides the breaching party with prompt written notice that provides a reasonably detailed explanation of the facts and circumstances surrounding such breach or default, provided that such party will have no right to terminate if the breaching Party cures such breach or default within 10 days after its receipt of such written notice; or

          (c)  by either party if the Closing has not occurred by June 30, 2002.

        12.2    Effect of Termination.    If this Agreement is terminated pursuant to Article 12, all obligations of the parties under this Agreement will terminate. Notwithstanding the preceding sentence, termination of this Agreement pursuant to Article 12 will not limit or impair any remedies that Buyer or Seller may have with respect to a breach or default by the other of its covenants, agreements or obligations under this Agreement prior to Closing.

ARTICLE 13    General

        13.1    Miscellaneous.    All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto. Without the prior written consent of the other Party, neither Party will assign any of its rights under this Agreement or delegate any of its duties under this Agreement. Date is of the essence in each and every provision in this Agreement. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provision of this Agreement in any other jurisdiction. Except as otherwise provided herein, Buyer and Seller may amend, modify or supplement this Agreement at any time, but only in writing duly executed by the parties. The terms set forth in this Agreement including its Schedules and Exhibits are intended by the parties as a final, complete and exclusive expression of the terms of their agreement and may not be contradicted or supplemented by evidence of any prior agreement, or any prior or contemporaneous oral agreement among the parties with respect to the subject matter hereof. The Schedules and Exhibits attached to this Agreement are incorporated herein by this reference and made a part of this Agreement. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be governed by and construed and enforced in accordance with the laws (but not the laws of choice of law) of the State of Washington.

        13.2    Notices.    Any notice or demand desired or required to be given hereunder shall be in writing and deemed given when personally delivered, sent by telecopier, facsimile, overnight courier or deposited in the mail, postage prepaid, sent certified or registered, return receipt requested, and addressed as set forth below or to such other address as either party shall have previously designated by such a notice. Any notice so delivered personally shall be deemed to be received on the date of delivery; any notice so delivered by telecopy shall be deemed to be received upon confirmation of transmission by telecopy; any notice so sent by overnight courier shall be deemed to be received one

Business Day after the date sent; and any notice so mailed shall be deemed to be received on the date stamped on the receipt.

If to Seller:
Cable Concepts, Inc. Attn: Gary Langendoen 10012 Norwalk Blvd, Suite 150 Santa Fe Springs, CA 90670 Tel: 562-941-5957 Fax: 562-941-3416
With a copy to:
Shefsky & Froelich Ltd. Attn: Michael J. Choate 444 North Michigan Avenue Suite 2500 Chicago, IL 60611 Tel: 312-527-4000 Fax: 312-527-5921
If to Buyer:
Priority/RTG1, LLC Priority Systems, LLC/Resident Technology Group, LLC John Craig/Dan Devlin 1200 112th Ave. NE Suite C-115 Bellevue WA, 98004 Tel: (425) 818 8889 Fax: (425) 957 0119

        13.3    Expenses.

          (a)  Each party shall each bear its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement (including, but not limited to, any attorneys', accountants', brokers', finders' and investment bankers' fees), whether or not the Closing occurs.

          (b)  Any sales, transfer or use tax assessed or imposed in connection with the transfer of the Assets hereunder shall be borne by Seller.

        13.4    Attorneys' Fees.    If any action or proceeding is commenced between the parties with respect to this Agreement, the prevailing party shall be entitled to all fees and expenses incurred by it in connection with such action or proceeding, including reasonable attorneys' fees.

        13.5    Judicial Proceeding.    Each party consents to the exclusive jurisdiction over it of the courts of the United States District Courts sitting in King County, Washington, for the purpose of any action, claim or cause of action arising out of or based upon this Agreement or relating to the subject matter hereof and agrees that personal service of process may be made by registered or certified mail pursuant to the provisions of Section 12.1. Each party to this Agreement hereby (i) waives, to the extent not prohibited by applicable law, and agrees not to assert, any claim that it is not subject personally to the jurisdiction of the above-named courts, that any action brought in any such court is improper or that this Agreement or the subject matter may not be enforced in or by any such court, and (ii) agrees not to commence or maintain any action, claim or cause of action arising out of or based upon this Agreement or relating to the subject matter other than before the above-named courts nor make any motion or take any other action seeking to cause the transfer or removal of any such action, claim or cause of action to any court other than one of the above-named courts.

        13.6    Cumulative Remedies.    Except for the limitations on indemnification under this Agreement as expressly set forth in Article 11, none of the rights, powers or remedies conferred upon any party hereto shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every right, power, or remedy, whether conferred hereby or now or hereafter available at law, in equity, by statute or otherwise.

        13.7    Construction.    This Agreement has been negotiated by the parties, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement will not apply in any construction or interpretation of this Agreement.

        13.8    Tax Consequences.    No party to this Agreement makes any representation or warranty, express or implied, with respect to the tax implications of any aspect of this Agreement on any other party to this Agreement, and all parties expressly disclaim any such representation or warranty with respect to any tax consequences arising under this Agreement. Each party has relied solely on its own tax advisors with respect to the tax implications of this Agreement.

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized representative as of the date and year first written above.

Seller: Cable Concepts, Inc. dba Direct Digital Communications,
A Washington corporation

By:

Print Name:

Print Title:

Buyer: Priority/RTG1, LLC, LLC A Washington limited liability company
By:

Print Name:

Print Title:

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  Exhibit 2.6
ASSET PURCHASE AND SALE AGREEMENT